Exhibit (a)(5)(ii)

News Release

Contact:	David Amy, EVP & CFO
Lucy Rutishauser, VP-Corporate Finance & Treasurer
(410) 568-1500

Sinclair Announces Completion and Results of Tender Offers

(BALTIMORE)  February 24, 2010 — Sinclair Television Group, Inc. (“Sinclair”), a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (the “Company”) (Nasdaq: SBGI) today announced the completion of its tender offers for any and all of the Company’s outstanding $27.7 million principal amount of 3.0% Convertible Senior Notes due 2027 (CUSIP No. 829226AW9) (the “3.0% Notes”) and $37.0 million principal amount of 4.875% Convertible Senior Notes due 2018 (CUSIP No. 829226AU3) (the “4.875% Notes” and, together with the 3.0% Notes, the “Notes”). As of 12:00 midnight, New York City time on February 23, 2010 (the “Expiration Date”), holders representing approximately 44.3% ($12.3 million) in principal amount of the 3.0% Notes and 38.7% ($14.3 million) in principal amount of the 4.875% Notes had validly tendered and not validly withdrawn their Notes.

The holders of the remaining $15.4 million principal amount of 3.0% Notes and $22.7 million principal amount of 4.875% Notes are entitled to require the Company to repurchase such Notes at 100% of their principal amount in May 2010 and January 2011, respectively.  Pursuant to the terms of the tender offers, all of the 3.0% Notes and 4.875% Notes not tendered will remain outstanding and the terms and conditions contained in the applicable indenture governing such Notes will remain unchanged.

Sinclair expects to settle the tender offers on or around February 25, 2010 using cash currently held in a collateral account, raised from the prior sale and issuance of its 9.25% Senior Secured Second Lien Notes due 2017.

Under the terms of the tender offers, any Notes validly tendered and not validly withdrawn on or prior to the Expiration Date will be purchased at a purchase price of $1,000 per $1,000 in principal amount. Tendering holders will also receive accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date.

Sinclair Broadcast Group, Inc., one of the largest and most diversified television broadcasting companies, currently owns and operates, programs or provides sales services to 58 television stations in 35 markets.  The Company’s television group reaches approximately 22% of U.S. television households and includes FOX, ABC, CBS, NBC, MNT and CW affiliates.  The Company regularly uses its website as a key source of Company information and can be accessed at www.sbgi.net.

Forward-Looking Statements:

The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results.  When used, the words “outlook,” “intends to,” believes,” “anticipates,” “expects,” “achieves,” and similar expressions are intended to identify forward-looking statements and information.  Such forward-looking information is subject to a number of risks and uncertainties.  Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact Sinclair’s and the Company’s ability to forecast or refinance their respective indebtedness as it comes due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, Sinclair’s news share strategy, local sales initiatives, the execution of retransmission consent agreements, the Company’s ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and the other risk factors set forth in the Company’s recent Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.  There can be no assurance that the assumptions and other factors referred to will occur.  The Company and Sinclair undertake no obligation to update such forward-looking information in the future except as required by law.

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